UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
 OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number  000-49877

ON TRACK INNOVATIONS LTD.
(Exact name of registrant as specified in its charter)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
011 972 4 6868000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares Purchase Rights
(Title of each class of securities covered by this Form)

Ordinary Shares, par value NIS 0.10 per share
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

 Approximate number of holders of record as of the certification or notice date: None.

Pursuant to the requirements of the Securities Exchange Act of 1934 On Track Innovations Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

On Track Innovations Ltd.

Date:May 21, 2014	By:	/s/ Ofer Tziperman
	Name:	Ofer Tziperman
	Title:	Chief Executive Officer

(1)
The Ordinary Shares Purchase Rights (the “Rights”) were redeemed as of May 13, 2014, after the registrant’s board of directors unanimously voted to terminate the Shareholder Rights Agreement, dated as of January 12, 2009, as amended and restated on January 11, 2012 and January 9, 2014, between the registrant and Continental Stock Transfer & Trust Company.  The registrant had filed a Form 8-A to register the Rights on January 12, 2009 and had subsequently amended this Form 8-A on January 11, 2012 and January 9, 2014.

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.